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                                                                      EXHIBIT 14
                                                     AS REVISED FEBRUARY 6, 2004

                             EMS TECHNOLOGIES, INC.
                       CODE OF BUSINESS ETHICS AND CONDUCT

                                RESPONSIBILITIES

 All Company employees, officers and directors (collectively, "Personnel") are responsible for:

o Always conducting the Company's business honestly, according to the highest professional and ethical standards, respecting the safety of themselves and others, and with due regard for the environment. Company Personnel will endeavor to comply with all applicable national, state, provincial and local laws and regulations.

o Ensuring full, fair, accurate, timely and understandable financial, and other public reporting.

o Doing everything reasonably and legally within their power to meet or exceed the Company's contractual obligations to its customers, suppliers and other business partners.

o Avoiding situations that create an actual or perceived conflict of interest with their responsibilities to the Company. As a result, for example, all Personnel are prohibited from making personally significant investments in, or being employed in any capacity by, customers or suppliers with which they deal on behalf of the Company (except to the extent approved by senior management or the Board of Directors after full disclosure of the interest). Similarly, all personnel are also prohibited from making personally significant investments in, or being employed in any capacity by, competitors of the Company.

o Not accepting from or offering to any customer, subcontractor or supplier any form of gratuity. However, if conducive to the efficient conduct of business, Company Personnel may offer and accept refreshments, working lunches, reasonable business-related entertainment, and token business related items, as long as they are not prohibited by applicable law or the other company's policies. In the case of U.S. government employees (including military personnel), this means that we may provide only:

                 Modest refreshments, such as soft drinks, coffee and doughnuts; and

                 Business-related meals, local transportation, and logo promotional items (such as coffee mugs or pens) having a value not exceeding $20 per OCCASION (NOT per ITEM) or $50 per calendar year.

o Protecting all classified, proprietary, and competition-sensitive information entrusted to them, whether it belongs to the government, the Company, or a customer, subcontractor or other supplier, in accordance with prescribed procedures.
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o        Respecting property belonging to others, including competitors. This applies to physical property and also to intangible property, such as patents, copyrights, trade secrets and other proprietary business information.

o        Ensuring correct and accurate labor charging.

o Not using the Company name to endorse political, social or religious causes, or products other than Company products, except as authorized by senior management.

o Immediately reporting actual or suspected violations of this Code to a supervisor, a senior Human Resources representative, the Chief Financial Officer, a member of the Company's legal staff, or through the Company's Ethical and Legal Concerns Hotline.

o When in doubt about the ethics or legality of proposed action, first discussing the matter with the responsible supervisor or other person identified under the preceding bullet.



                         ACCOUNTABILITY AND ENFORCEMENT

      Violations or suspected violations of this Code will be investigated, and violators will be disciplined (which could include termination) as appropriate under the circumstances. Discipline, and any waivers of this Code, shall, as to employees, be approved by the Chief Executive Officer and, as to officers or directors, be approved by the Board of Directors.